UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2021

Commission File Number: 001-39302

UCLOUDLINK GROUP INC.

(Registrant’s Name)

Unit 2214-Rm1, 22/F, Mira Place Tower A

132 Nathan Road, Tsim Sha Tsui

Kowloon, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Change in Senior Management Team

Effective on September 15, 2021, UCLOUDLINK GROUP INC. (the “Company”)’s chief sales officer and president of marketing and sales, Mr. Xinquan Xu, will step down from this position for personal reasons. Mr. Chaohui Chen, director and chief executive officer of the Company will supervise marketing and sales until the appointment of a new chief sales officer.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UCLOUDLINK GROUP INC.

By	:	/s/ Yimeng Shi
Name	:	Yimeng Shi
Title	:	Chief Financial Officer

Date: September 13, 2021